UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Flexable, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Pennsylvania
>
> *Date of organization*
> July 13, 2016

Physical address of issuer
4307 Murray Avenue, Pittsburgh, PA 15217

Website of issuer
http://flexablecare.com/

Current number of employees
1 employee

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$17,948	$47,791
Cash & Cash Equivalents	$10,462	$46,241
Accounts Receivable	$5,538	$0
Short-term Debt	$10,972	$5.624
Long-term Debt	$402,047	$256,666
Revenues/Sales	$123,895	$65,442
Cost of Goods	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	($152,471)	($123,039)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Priya Amin

_____
(Signature)

Priya Amin

_____
(Name)

CEO and Manager

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jessica Strong

_____
(Signature)

Jessica Strong

_____
(Name)

Manager

_____
(Title)

5/11/2020

_____
(Date)

/s/ Priya Amin

_____
(Signature)

Priya Amin

_____
(Name)

CEO and Manager

_____

(Title)

5/11/2020

_____

(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: FORM C-AR
EXHIBIT B: Financials

EXHIBIT A
FORM C-AR

SUMMARY 5

    The Business **Error! Bookmark not defined.**

RISK FACTORS 5

    Risks Related to the Company's Business and Industry 5

BUSINESS 7

    Description of the Business 7

    Business Plan 7

    Governmental/Regulatory Approval and Compliance 8

    Litigation 8

DIRECTORS, OFFICERS, AND MANAGERS 8

    Employees 9

CAPITALIZATION AND OWNERSHIP 9

    Capitalization 9

    Ownership 11

    Operations 12

    Liquidity and Capital Resources 12

    Material Changes and Other Information 12

    Trends and Uncertainties 12

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 13

    EXHIBIT B 14

May 11, 2020

Flexable, LLC



FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Flexable, LLC, a Pennsylvania limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 *et seq*.), which requires that it must file a report with the Commission annually and post the report on its website at http://flexablecare.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 11, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Flexable, LLC is a Pennsylvania limited liability company.

The Company is located at 4307 Murray Avenue, Pittsburgh, PA 15217.

The Company's website is http://flexablecare.com/.

The Company conducts business in Pennsylvania

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a Limited Operating History.
The Company has been operating only since 2016 and has yet to have profitable operations. This is a limited history for prospective investors to consider.

The Company is Subject to Competition.
The market in which the Company operates is highly competitive. The Company competes with many other businesses, both large and small, on the child caregiving, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance. The Company competes in an industry where the Company may not have control of the prices it will receive for its services or the prices it must pay for the service providers. Price uncertainty may negatively impact the Company's business and financial situation

The Company is in a Regulated Industry.
The ownership and operation of child-care caregivers and operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly, particularly, if the Company expands into other states. The Company may face changes in the state and federal laws in connection to any licensing required for the child caregivers. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

The Company is a Small Business with a Small Management Team and No Outside Directors.
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged. Additionally, the Company does not have any outside directors to provide oversight. Although dependent on key personnel, the Company does not have any key man life insurance policies on any of the management team. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company. The management team of the Company could be dishonest. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their Company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company. Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk. Additionally, the Company does not have any outside directors to provide over-sight for these risks.

The Company Offers a Limited Number of Services.
The Company, like most small businesses, offers only a limited number of services, making it vulnerable to changes in technology and/or customer preferences. The services the Company provides are "nice to have", but are not necessities for its customers. In the event of a recession or other economic downturn, customers might curtail their purchase of the Company services.

The Company has not yet built-out its On-line Platform.
The Company has developed its service offerings without the robust technology platform that will be necessary for it to expand its local offerings and to expand into other markets. The proceeds of this offering will be used in part for that effort, but may not be sufficient to complete the project.

The Company Services are Subject to Litigation and Personnel Risk.
The success of the Company depends on the reputation of its brand. Adverse publicity or lawsuits concerning the Company's services or the Company itself could negatively impact the future of its business. The Company provides child caregiving services, which by their nature have potential for parents to be dissatisfied with the care given. The Company could be subject to legal liability related to the performance of its services. The Company relies on a cadre of part-time caregivers for its services. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business. Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

The Company's business could be negatively impacted by cyber security threats, attacks and other disruptions.
We face potential attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
A significant portion of the company's revenue to date was through physical childcare taking place on-site. With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the company's revenue as of March 2020 has been adversely affected and the company has had to halt all event and on-site operations as a result. Flexable has received an exemption in PA to operate childcare on-site with essential businesses effective April 2020 and is considering on-site partnerships with essential businesses on a case by case business. Increased liability coverage may be needed as well, along with precautionary materials for caregivers, thereby increasing overhead costs and decreasing margins.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may negatively affect the Company. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such change could adversely affect the Company.

BUSINESS

Description of the Business

Flexable is one of the only B2B child care marketplaces that partners with employers to provide employees on-demand childcare anytime, anywhere it's needed. Since 2016, we've provided businesses on-demand, safe, trusted childcare on-site at more than 1,000 events and office locations around the country. We've built up relationships with over 150 organizations and expanded those relationships into broader workplace childcare solutions.

Business Plan

Flexable's business model is resilient. With on-demand offerings both on-site and virtually we can provide businesses a solution for employee childcare coverage either on location or remotely. We are here as companies navigate an uncertain time and need to both accommodate remote work and a return to work while schools and camps remain closed.

Since the onset of the COVID-19 pandemic, delivering on our mission to make Life + Work Fit has taken on an entirely different meaning. We expanded our offerings to provide on-demand support to those working remotely at home -- virtually -- through new Flexable Virtual MiniCamps.

Product

With Flexable, companies can help working parents balance their work-life with their home-life. Companies can schedule background-checked, vetted Flexable caregivers on-demand to pop-up and provide activities for kids on-site or online.

The process is plug and play:
1. Schedule your event through Flexable's website.
2. Vetted caregivers pick up events that fit their schedule.
3. Flexable team members arrive onsite or online with the supplies they need for kids to have an amazing experience.

Flexable has two on-demand product offerings: on-site childcare and virtual MiniCamps.

On-site Childcare
- **Details**: Pop-up childcare that takes place on-site at offices, conferences and events, essentially in an empty conference room or office space. Fully insured, carefully vetted caregivers arrive on-site with standard play and safety equipment, ensuring a safe and fun experience while parents get work done.
- **Example activities**: crafts, toys, board games, books
- **Pricing**: $99/caregiver hour
- **Economics**: Average 35% margin
- **Customer acquisition**: Friends and family, existing business customers, and viral marketing and social media

Virtual MiniCamps

- **Details**: Online, interactive sessions for kids ages 3-10. Led by Flexable's own vetted facilitators and community partners. Designed to keep kids engaged so their parents can get work done or take a break.
- **Example activities**: Art, movement, "book club", storytime
- **Pricing**: $15 per 30 minute sessions; $30 per 60 minute session
- **Economics**: $75 - $150 revenue per session, 70% margin

- **Customer acquisition**: Friends and family, existing business customers, and viral marketing and social media

Traction

Flexable has a strong foundation in on-demand "pop-up" childcare with $200K in revenue, 150 business relationships and 1,000+ events, and 2,500 children served.

There is a high level of trust and name recognition from existing business customers. We are starting with these customers to grow the online MiniCamps product.

Market

Parents of young children spend $42 billion on annual childcare. Finding qualified sitters is often difficult and time consuming for working parents, who are already juggling a heavy workload.

Businesses want to support working parents to be successful. 71% of companies strive to be more inclusive of working parents. 9 of 10 large companies offer dependent care flexible spending accounts up to $5,000. Through business partnerships there is an opportunity to provide fully or partially subsidized childcare to working parents and cover childcare gaps, improve productivity, inclusion and employee retention.

Competition

Historically, Flexable offerings have been B2B purchases with care delivered on-site at the company's office or an event space. The on-demand, on-site B2B format is unique in the marketplace. There is huge whitespace potential in the space because only 7% of companies offer on-site childcare as an employee benefit today. Other services like care.com or Urban Sitter offer childcare matching services but these are 1:1 B2C services and Flexable focuses on care for small groups of children and B2B relationships.

As Flexable enters the online space and offers services directly to parents we will face a host of new competitors like Outschool, access to free content from museums or zoos, and even other small local businesses offering online experiences for kids like the local bakery. Our B2B focus and ability to serve businesses both on-site and online is unique in this fast-evolving marketplace. And the hosted, small group format is different from most competitors whose content is consumed and doesn't allow for child to child interaction that kids crave.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Priya Amin	CEO and Manager	2016-Present: CEO and Manager of Flexable	MBA - Marketing (2006) The University of Arizona BS - Biotechnology (2001) Rutgers University

Jessica Strong	Manager	2016-5/2020: CEO and Manager of Flexable; 5/2020-Present: Manager	MS - Public Policy (2008) Carnegie Mellon University BA - International Studies (2002) The Ohio State

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Pennsylvania law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding/Face Value	1,917,292
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Controlling position in the Company
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	73.2%

Type of security	Class B Shares
Amount outstanding/Face Value	150,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	None
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	5.73%

The Company has the following debt outstanding:

Type of debt	Convertible Debt – Innovation Works
Amount outstanding	$50,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 10% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	2.18%

Type of debt	SAFE
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None
Other Material Terms	Exercisable at discount of 10% for the securities issued in a Qualified Financing; $2,000,000 valuation cap
Maturity Date	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	<1%

Type of debt	Convertible Debt
Amount outstanding	$263,500
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 20% discount for the securities issued in a Qualified Financing, with some subject to a $2M valuation cap (see table below)
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	13.97%

Type of debt	Convertible Debt – URA
Amount outstanding	$150,000
Interest Rate and Amortization Schedule	8%; no amortization
Description of Collateral	None
Other Material Terms	Convertible at 15% discount for the securities issued in a Qualified Financing
Maturity Date	Generally, five years from issuance
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	4.92%

Type of debt	Payment Protection Plan Loan
Amount outstanding	$27,000
Interest Rate and Amortization Schedule	1% Fixed
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	2 Years
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0%

Ownership

A majority of the Company is owned by the founders.

Set forth below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Priya Amin	900,000 Class A Shares	42.5%
Jessica Strong	900,000 Class A Shares	42.5%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Flexable (the "**Company**") was incorporated on July 13, 2016 under the laws of the State of Pennsylvania, and is headquartered in Pittsburgh, PA. The Company provides innovative childcare solutions to organizations, such as pop-up childcare onsite, and virtual MiniCamps to keep children occupied virtually while parents work.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of May 11, 2020, the Company had $40,000 in aggregate cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

The Company intends to conduct another crowdfunding offering through OpenDeal Portal LLC dba Republic in the near future, and the proceeds from this offering will be essential to our operations. The Company currently does not have any additional outside sources of capital other than the proceeds from the offering.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit B for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$10,000	$10,000	-Marketing -Admin expenses -Operations	3/31/17	Section 4(a)(2)
Conv Note	$50,000	$50,000	-Marketing -Admin expenses -Operations	4/13/17	Section 3(a)(11)
Conv Note	$20,000	$20,000	-Payroll -Rent -Operating Expenses	4/10/19	Section 3(a)(11)
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	3/8/18	Section 4(a)(2)
Conv Note	$100,000	$100,000	-Pivot to On-site Childcare	6/4/18	Section 4(a)(2)
Conv Note	$50,000	$50,000	-Expansion to new city -Payroll -Overhead/fixed costs	4/18/19	Section 4(a)(2)
Conv Note	$53,500	$53,500	-Application development and software costs	2/17/20	Section 4(a)(6)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counterparty is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

EXHIBIT B
Financials

I, Priya Amin, certify that:

(1) the financial statements of Flexable, LLC included in this Form are true and complete in all material respects; and
(2) the tax return information of Flexable, LLC included in this Form reflects accurately the information reported on the tax return for Flexable, LLC, or its members, filed for the fiscal year ended December 31, 2019 and December 31, 2018, respectively.

/s/ Priya Amin

(Signature)

Priya Amin

(Name)

CEO and Manager

(Title)

Flexable LLC

(a Pennsylvania Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2018 through December 31, 2019

Reviewed by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Flexable LLC

Table of Contents

Independent Accountant's Review Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of December 31, 2018 and December 31, 2019   FS-5

    Income Statement for the period of January 1, 2018 through December 31, 2019   FS-6

    Statement of Changes in Shareholders' Equity for the period of January 1, 2018   FS-7
    through December 31, 2019

    Statement of Cash Flows for the period of January 1, 2018 through December 31, 2019 FS-8

    Notes and Additional Disclosures to the Financial Statements as of December 31, 2019 FS-9


CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 11 2020

To: Board of Directors of Flexable LLC
Attn: Priya Amin

Re: 2018 and 2019 Financial Statement Review
Flexable LLC

We have reviewed the accompanying financial statements of Flexable LLC (the "Company"), which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income, equity, and cash flows for the period of January 1, 2018 through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Flexable, LLC
Balance Sheet
December 31, 2019 and 2018
(Unaudited)

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 10,462	$ 46,241
Accounts Receivable	5,538	-
Prepaid Assets	-	800
TOTAL CURRENT ASSETS	16,000	47,041
OTHER ASSETS		
Loan Fees, net	1,195	-
Security Deposit	750	750
TOTAL OTHER ASSETS	1,945	750
TOTAL ASSETS	$ 17,945	$ 47,791
LIABILITIES AND DEFICIT IN MEMBERS' EQUITY		
CURENT LIABILITIES		
Accounts payable	$ -	$ 3,163
Accrued expenses	7,655	2,461
Accrued payroll taxes and withholding	3,316	-
TOTAL CURRENT LIABITIIES	10,972	5,624
LONG TERM LIABILITIES		
Accrued interest payable	42,047	16,666
Notes Payable	60,000	40,000
Note Payable-Innovation Works	150,000	100,000
Note Payable-URA	150,000	100,000
TOTAL LONG TERM LIABILITIES	402,047	256,666
TOTAL LIABILITIES	413,019	262,290
DEFICIT IN MEMBERS' EQUITY	(395,074)	(214,499)
LIABILITIES AND DEFICIT IN MEMBERS' EQUITY	$ 17,945	$ 47,791

The accompanying notes are an integral part of these financial statements.

Flexable, LLC
Income Statements
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues		
Event Services	$ 123,895	$ 65,442
Direct Operating Expenses		
Project related travel	2,743	5,659
Payroll and related taxes	121,200	50,421
Independent contractors	47,694	60,715
Job supplies	2,036	9,510
	173,673	126,305
General and Administrative Expenses		
Advertising	21,217	6,389
Insurance	15,338	2,017
Rent	11,375	6,832
Office supplies and administratio	11,034	12,697
Professional fees	10,149	6,232
Professional development	5,296	3,061
Utilities	1,422	1,423
Bank fees	717	2,426
Business licenses	425	-
Amortization	239	-
Donations	100	-
Website development	-	6,787
	77,311	47,864
Total Expenses	250,984	174,169
Loss from operations	(127,090)	(108,727)
Other Expenses		
Interest expense	25,381	14,312
Net Loss	$ (152,471)	$ (123,039)

The accompanying notes are an integral part of these financial
statements.

Flexable, LLC
Statements of Changes in Members' Equity
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Deficit in Members' Equity, January 1	$ (214,499)	$ (91,460)
Additions:		
Member Contribution	10,000	-
Deductions: Distributions to Members	(38,105)	(80,987)
Net loss	(152,471)	(123,039)
Deficit in Members' Equity, December 31	$ (395,074)	$ (214,499)

The accompanying notes are an integral part of these financial
statements.

Flexable, LLC
Statements of Cash Flows
Years Ended December 31, 2019 and 2018
(Unaudited)

	2019	2018
Cash flows from operating activities:		
Net loss	$ (152,471)	$ (123,039)
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Amortization	239	-
Changes in operating assets and liabilities:		
(Increase) in accounts receivable	(5,538)	-
(Increase)/decrease in prepaid assets	800	(800)
(Increase) in security deposit	-	(750)
Increase/(decrease) in accounts payable	(3,163)	3,163
Increase in accrued expenses	5,194	2,461
Increase in accrued payroll taxes and withholding	3,316	-
Increase in accrued interest	25,381	14,309
Net cash provided by operating activities	(126,241)	(104,656)
Cash flows used in investing activities:		
Loan fees	(1,433)	-
Cash flows from financing activities:		
Increase in notes payable	120,000	200,000
Contributions from members	10,000	-
Distributions to members	(38,105)	(80,987)
Net cash used in financing activities	91,895	119,013
Net (decrease) in cash	(35,779)	14,357
Cash, beginning of year	46,241	31,884
Cash, end of year	$ 10,462	$ 46,241

The accompanying notes are an integral part of these financial statements.

22

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 1—Organization
Flexable, LLC (Flexable or the Company) was organized as a Limited Liability Company (LLC) under the laws of the Commonwealth of Pennsylvania effective July 13, 2016. Flexable provides on-demand and on-site childcare services at offices and events. The Company is headquartered in Pittsburgh, Pennsylvania.

The members (or owners) of Flexable have made either capital contributions or rendered professional services to the Company in exchange for units of ownership in the Company. As an LLC, members shall not have any personal liability for any obligations of the Company. The Company may be dissolved upon the occurrence of any of the following events:
   a) The written agreement of the required members;
   b) The sale of all or substantially all of the assets of the Company;
   c) The entry of an order of judicial dissolution under the Pennsylvania Limited Liability Company Act; or
   d) The entry of a final judgment, order or decree of a court with competent jurisdiction adjudicating the Company to be bankrupt, and the expiration of the period, if any, allowed by applicable law in which to appeal therefrom.

The members of Flexable do not receive salaries for the services they provide to the Company. However, they do receive periodic distributions from the Company which are calculated in accordance with the Company's operating agreement.

The Company has two classes of ownership. Class A members, as defined in the operating agreement, shall be entitled to one vote per Class A Share (or unit) on all matters presented to or requiring a vote of the members. The Company also has the ability to issue Class B memberships, which are "profit interests" issued in exchange for services rendered to the Company. Class B members, as defined in the operating agreement, are not entitled to vote and their consent and approval is not required on any matter presented to the members. As of December 31, 2019, there are only Class A members.

The members of Flexable have elected to have the income of the Company taxed as a partnership for federal and state income tax purposes. Therefore, the Members allocated share of the Company's taxable income or loss is included in their personal federal and state income tax returns, including any self-employment taxes. Accordingly, no provision for federal or state income taxes is reflected in these financial statements.

Note 2—Summary of Significant Accounting Policies
This summary of the Company's significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. The accounting policies conform to generally accepted accounting principles in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements. A description of the more significant of these policies follows.

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 2—Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are derived principally from the performance of childcare services and are recognized as performed by the Company. Typically, customers are billed at the conclusion of the event or activity in which services are provided. During the year ended December 31, 2019, the Company generated revenue of approximately $46,000 from one customer, which was approximately 37% of total annual revenue.

Cash and Cash Equivalents

The company considers cash and undeposited funds as cash and cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2019 respectively, the Company had $46,241 and $10,462 on hand.

Note 3—Leases

The Company has entered into a sub-lease for office space that commenced in May 1, 2018 and expired on April 30, 2020. The monthly rent is $750. The Company has not extended its lease and is currently evaluating other locations for its offices.

Note 4—Notes Payable

Notes payable consists of the following at December 31:

	2019	2018
Notes Payable – Individuals	$ 60,000	$ 40,000
Notes Payable – Urban Redevelopment Authority (URA)	150,000	100,000
Notes Payable – Innovation Works	150,000	100,000
	$ 360,000	$240,000

Notes Payable – Individuals

The notes from individuals have principal amounts ranging from $5,000 to $10,000 each and bear interest at a rate of 8% per annum. $40,000 of the notes mature on December 31, 2021 and the remaining $20,000 mature on December 31, 2022. Interest accrues on the notes until the maturity date and will be payable on the earlier of a) the maturity date or b) the date of the conversion of such principal pursuant to the conversion terms of the notes. In the event that any time after the first anniversary of the issuance of the notes, the Company issues equity securities in connection with a qualified financing, all of the outstanding principal and all of the then accrued and unpaid principal will automatically convert into fully paid and non-assessable shares or units of the type of equity securities being issued by the Company in connection with such qualified financing. Additionally, at any time prior to the Company's full satisfaction of the individual note or notice of a proposed financing, the holder of the note will have the

<u>Note 4 – Notes Payable (Continued)</u>

right, but not the obligation, to convert any portion of the outstanding principal, and all or any portion of the then accrued but unpaid interest, into fully paid and non-assessable units based on a specified price.

This optional conversion feature is also available to the holder of the note in the event of a merger or consolidation of the Company into another entity in which the current security holders do not own 80% or more of the equity securities of the surviving entity.

<u>Notes Payable – Urban Redevelopment Authority (URA)</u>
The Notes Payable to the URA consist of the following:
   a) $100,000 note, issued on June 4, 2018, bearing interest at 8% per annum, maturity date of June 4, 2021.
   b) $50,000 note, issued on June 17, 2019, bearing interest at 8% per annum, maturity date of June 17, 2022.
The URA notes may not be repaid prior to their maturity, without the written consent of the URA. Interest shall accrue over the term of the loan and shall be payable along with the principal amount in a balloon payment on the maturity date. The Company has granted a security interest in all of its property, intangible or tangible, as collateral for the notes. Additionally, if at any time prior to full satisfaction of this loan, the Company issues or proposes to issue equity securities, the URA shall have the right to convert the outstanding unpaid principal balance and interest into fully paid and non-assessable shares of such equity securities in accordance with a specific formula.

<u>Notes Payable – Innovation Works</u>
The Notes Payable to Innovation Works consist of the following:
   a) $100,000 note, issued on March 8, 2018, bearing interest at 8% per annum, maturity date of March 18, 2023.
   b) $50,000 note, issued on April 18, 2019, bearing interest at 8% per annum, maturity date of April 18, 2024.
The Innovation Works notes may not be repaid prior to their maturity date, without the written consent of Innovation Works. Interest shall accrue over the term of the loan and shall be payable along with the principal amount in a balloon payment on the maturity date. Additionally, if at any time prior to full satisfaction of this loan, the Company issues or proposes to issue equity securities, the URA shall have the right to convert the outstanding unpaid principal balance and interest into fully paid and non-assessable shares of such equity securities in accordance with a specific formula. Additionally, in the event the Company shall propose a merger or consolidation of the Company into another entity in which the current security holders do not own 50% or more of the equity securities of the surviving entity, or propose to sell or otherwise dispose of all or substantially all of the assets of the Company, or the current security holders shall propose to transfer in one or more related transactions greater than 80% of the then issued

25

Note 4—Notes Payable (Continued)

and outstanding equity securities, the holder of the note shall have the right to elect one of the following:

a) convert the note at any time prior to the transaction into such number of fully paid shares of common stock of the Company in accordance with the loan agreement, or b) surrender the note for cancellation at the closing of the equity transaction in which event the Company will pay to the holder an amount equal to two times the outstanding principal of the note plus the then-accrued but unpaid interest.

The required principal payments on the notes payable are as follows:

June 4, 2021	$100,000
December 31, 2021	40,000
2021 total	140,000
June 17, 2022	50,000
December 31, 2022	20,000
2022 total	70,000
March 18, 2023	100,000
April 18, 2024	50,000
	$ 360,000

Note 5 – Simple Agreement for Future Equity (SAFE)

In April 2017, in exchange for a capital contribution from an individual investor in the amount of $10,000, the Company issued to the investor the right to receive certain shares of the Company's ownership units upon the occurrence of certain events. This amount was recorded in Member's Equity. The agreement will expire and terminate upon the issuance of units to the investor pursuant to an equity financing or the payment, or setting aside for payment, of amounts due to the investor upon the occurrence of a liquidity event. In the event of an equity financing, the Company will issue to the investor a number of shares of "Safe Preferred Stock" in accordance with the agreement.

Note 6 – Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms according to a signed agreement, primarily requiring payment. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice. The company's customer base consists of institutional organizations. Due to the nature of their customers, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced any write-downs in its accounts receivable balances.

As of December 31, 2019, the outstanding receivables were $5,538.

Flexable, LLC
Notes to the Financial Statements
December 31, 2019
(Unaudited)

Note 7 – Going Concern/ Risks and Uncertainties
As of December 31, 2019, the Company is operating as a going concern.

The Company has limited operating capital. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in regulations. These adverse conditions could affect the Company's financial condition and the results of its operations (see Note 8).

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Officers.

Note 8—Subsequent Events

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management has evaluated subsequent events through May 11, 2020, the date that the financial statements were available to be issued. On March 11, 2020, the World Health Organization (WHO) declared the Novel strain of Coronavirus (CO ID-19) a global pandemic and recommended world-wide containment and mitigation measures. The Governor of Pennsylvania and the State Secretary of Health have issued a series of orders requiring, amongst other things, that "non-essential" business must close. Flexable is classified as a non-essential business based on the Governor and Secretary's orders. These orders resulted in immediate cessation of the Company's revenue generating activities and have adversely impacted the business. Management cannot reasonably estimate the duration or severity of this pandemic, or the extent to which this disruption will impact the business and its ability to continue as a going concern. Management has taken all possible steps to control and reduce expenses and continues to monitor all opportunities to commence revenue generating operations as soon as possible.

Note 8—Subsequent Events (Continued)

On February 15, 2020, the Company completed a round of convertible debt financing in the amount of $53,500 through Honeycomb Credit. Terms of the financing consist of a number of individual notes (ranging from $1,000 to $2,500 each) which bear interest at a rate of 8% per annum with a maturity date of December 31, 2022. All principal and unpaid interest are due on December 31, 2022. Similar to the Company's other debt financing, the Honeycomb Credit financing also includes an automatic conversion feature in the event the Company issues equity securites in connection with a qualified financing. Additionally, prior to the Company's full satisfaction of the notes, the holder of the individual notes will have the right, but not the obligation, to convert all or any portion of the outstanding principal and all or any portion of the then unpaid interest into fully paid and non-assessable common units based on a specified formula.

In March 2020, the Company issued 150,000 units of its class B units to three individuals (50,000 units to each individual). In exchange for the units, the individuals entered into a consulting agreement with the company.   The Class B units were determined by management to have no monetary value at the time of issuance.